Exhibit (a)(43)
Questions and Answers Regarding the CVR
What is the CVR in this transaction?
■	The CVR is a contingent value right that will be issued as part of the total transaction consideration by sanofi-aventis to Genzyme shareholders. In addition to receiving $74 in cash per share, shareholders of Genzyme stock will receive one CVR for each Genzyme share he/she tenders to sanofi-aventis or is exchanged in the merger.

■	Each CVR represents the right for its holder to receive certain defined payments upon the achievement of a specified milestone related to Cerezyme and Fabrazyme production and milestones related to the regulatory approval and revenue ramp for Lemtrada.
What are the production, regulatory and sales milestones underlying the CVR?
■	The CVR contains 5 discrete milestones related to the development and commercialization of Lemtrada:
1)	Approval Milestone: CVR holders are entitled to receive $1 per CVR after U.S. FDA approval of Lemtrada for treatment of multiple sclerosis, if the approval occurs on or before March 31, 2014.
2)	Product Sales Milestone #1: CVR holders are entitled to receive $2 per CVR in the event net sales for Lemtrada total $400 million or more on a global basis during specified periods following product launch.
3)	Product Sales Milestone #2: CVR holders are entitled to receive $3 per CVR in the event global net sales for Lemtrada total $1.8 billion during any 4 consecutive calendar quarters. Any quarters used in the achievement of this sales milestone cannot be used again for the achievement of any subsequent milestones. In addition, if this Product Sales Milestone #2 is achieved despite U.S. FDA approval of Lemtrada for treatment of multiple sclerosis not having occurred on or before March 31, 2014 (and so the Approval Milestone Payment was not made), CVR holders will be entitled to receive an additional $1 per CVR for Product Sales Milestone #2.
4)	Product Sales Milestone #3: CVR holders are entitled to receive $4 per CVR in the event global net sales for Lemtrada total $2.3 billion during any 4 consecutive calendar quarters. Any quarters used in the achievement of this sales milestone cannot be used again for the achievement of any subsequent milestones.
5)	Product Sales Milestone #4: CVR holders are entitled to receive $3 per CVR in the event global net sales for Lemtrada total $2.8 billion during any 4 consecutive calendar quarters.
■	The CVR also contains a separate milestone related to the production of Cerezyme and Fabrazyme:
1)	Production Milestone: CVR holders are entitled to receive $1 per CVR in the event that Cerezyme and Fabrazyme production levels in 2011 hit both of the following thresholds: (a) production of at least 734,600 units of Cerezyme (with each unit measured on a “400 Unit Vial Equivalent” basis) and (b) production of at least 79,000 units of Fabrazyme (with each unit measured on a “35-milligram Vial Equivalent” basis).

     Please note that there is no assurance that any of these milestones will be achieved.
What is the time limit to achieve $400 million in sales for Product Sales Milestone #1?
■	For the United States of America, the United Kingdom, Germany, France, Italy and Spain, sales achieved in the 4 calendar quarters immediately following the quarter in which Lemtrada is first sold in that country (after receipt of marketing approval in that country, including pricing and reimbursement approval, if necessary) are counted toward the $400 million sales milestone.

■	Sales in these six countries are only counted if the first commercial sale in the country occurs within 6 calendar quarters immediately following the quarter in which Product Launch for Lemtrada is deemed to occur. Product Launch is defined as the first day of the calendar quarter beginning one full calendar quarter after the end of the calendar quarter in which Lemtrada is sold in a major market.

■	Sales of Lemtrada in all other countries may also be counted toward the achievement of Product Sales Milestone #1 to the extent they occur during the 4 calendar quarter period that begins on the first anniversary of the launch of Lemtrada for treatment of multiple sclerosis.
What do the “Equivalent Units” for the Production Milestone represent?
■	With respect to Cerezyme, a “400 Unit Vial Equivalent” is the number of 400 unit dosage vials that any particular dosage represents. For instance, each vial of 200 unit dosage of Cerezyme that is produced equals one-half of a 400 Unit Vial Equivalent.

■	With respect to Fabrazyme, a “35-milligram Vial Equivalent” is the number of 35-milligram dosage vials that any particular dosage represents. For instance, each vial of 5-milligram dosage of Fabrazyme that is produced equals one-seventh of a 35-milligram Vial Equivalent.
How do I receive the CVR payments from sanofi-aventis?
■	On each milestone payment date, sanofi-aventis shall make the appropriate payment to the Trustee of the CVR.

■	Within two business days, the Trustee will pay the milestone payment for each CVR to the CVR holders.
     Please note that there is no assurance that any of the milestones will be achieved.
What happens to the CVR if no milestones are achieved?
■	Payments to CVR holders are only made when the specified milestones are achieved. If no milestones are achieved, CVR holders will not receive any payments.

How many CVRs will I receive?
■	In addition to receiving $74 per share in cash, each Genzyme shareholder will receive one CVR for each share he/she tenders in the exchange offer, or holds as of the closing date of the merger.
Will I receive any CVRs in exchange for my options?
■	If your options have an exercise price of less than $74 immediately before shares are accepted in sanofi-aventis’ exchange offer, you will receive (1) the spread between $74 and the exercise price of your option plus (2) one CVR, for each share you would have received upon option exercise.

■	If your options have an exercise price of $74 or higher, you will need to exercise your options in time to tender any shares received into sanofi-aventis’ exchange offer in order to receive CVRs.
Will the CVR be tradable and if so, where?
■	Yes, the CVR will be a tradable security and is expected to be listed on the Nasdaq Capital Market.
When will the CVR begin trading?
■	Closing of the exchange offer is conditioned on the CVRs being approved for trading.
How long will the CVR remain outstanding?
■	The CVR will remain outstanding until the earlier of (i) the payment date for Product Sales Milestone # 4 and (ii) December 31, 2020.
Can I sell the CVR in the market as soon as I receive it?
■	Yes, each CVR holder has the right to sell his/her CVRs at any time.
Can sanofi-aventis buy the CVR?
■	Yes, sanofi-aventis can purchase CVRs, as long as it makes prior public disclosure of its intention to do so and the amount of purchases it has authorized.
Can sanofi-aventis redeem the CVR prior to the termination date?
■	sanofi-aventis can redeem the CVR only after 3 years have passed since Lemtrada launch, provided that two conditions are both met: (i) volume weighted average trading price over a 45 trading-day period is less than $0.50 and (ii) Lemtrada sales in last four calendar quarters are less than $1 billion.

■	If these conditions are met, the redemption price will be the volume weighted average trading price paid per CVR for all CVRs traded over the 45 trading-day period that ends on the fifth day before sanofi-aventis has sent notice of the repurchase.

How does the holder of the CVR obtain ongoing information regarding the Lemtrada program?
■	sanofi-aventis will periodically file annual reports on Form 20-F and furnish semi-annual reports on Form 6-K and other documents, reports and statements with the Securities and Exchange Commission that would be available to view to all CVR holders.

■	In addition, sanofi-aventis will file within 50 days after the end of each calendar quarter a product sales statement for Lemtrada containing information relating to sales of Lemtrada for the prior 4 calendar quarters (and, during 2011, information on production totals for Cerezyme and Fabrazyme). Sanofi-aventis will also file a notice setting forth the occurrence of the Approval Milestone Payment within 4 business days after the occurrence of the Approval Milestone.
What is the value of the CVR?
■	The value to a given investor of holding the CVR will depend on that investor’s assumptions chiefly regarding the probability of the different milestones being achieved, the timing of any payments, and on the appropriate discount rate. These assumptions may vary for each investor. If all milestones are met, a holder of the CVR will receive an aggregate total of $14 in cash for each CVR spread out over the life of the CVR. Please note that there is no assurance that any payments will be made on the CVR. The resale value of the CVR will generally reflect prevailing market prices for the security on NASDAQ.
Who will control Lemtrada, Cerezyme and Fabrazyme after the transaction closes?
■	Following the close of the transaction, sanofi-aventis will control the development, production and commercialization of Lemtrada, Cerezyme and Fabrazyme and will be obligated to take certain efforts to achieve the Approval Milestone, the Product Sales Milestones and the Production Milestone.

Nominal Value of the CVR
The total potential payout per CVR is an aggregate amount of $14.00 over time

Milestone		Description of Milestone Payment Trigger	Payment (per CVR)
Production Milestone	■	Cerezyme and Fabrazyme production levels in 2011 hit both of the
		following thresholds: (a) at least 734,600 units of Cerezyme are produced
		(with each unit measured on a “400 Unit Vial Equivalent” basis) and (b) at
		least 79,000 units of Fabrazyme are produced (with each unit measured on a
		“35-milligram Vial Equivalent” basis)	$1.00

Approval Milestone	■	Upon U.S. FDA approval of Lemtrada, as long as the approval occurs
		on or before March 31, 2014	$1.00

Sales Milestone 1	■	Lemtrada sales total $400mm in multiple geographic markets within a
		specified period of time following the first commercial sale of Lemtrada.
		The $400 sales level is determined based on aggregating sales achieved in
		this specified period in each of the selected geographic markets	$2.00

Sales Milestone 2	■	Lemtrada global sales total $1.8 billion within 4 consecutive
		quarters. Any quarters used in the achievement of this sales milestone
		cannot be used again for the achievement of any subsequent milestones	$3.00

Sales Milestone 3	■	Lemtrada global sales total $2.3 billion within 4 consecutive
		quarters. Any quarters used in the achievement of this sales milestone
		cannot be used again for the achievement of any subsequent milestones	$4.00

Sales Milestone 4	■	Lemtrada global sales total $2.8 billion within 4 consecutive
		quarters	$3.00

Total Nominal Value of Milestone Payments per CVR			$14.00
Please note that there is no assurance that any milestones will be achieved.

Important Information
     Please note that there is no assurance that any payments will be made on the CVR. The right to receive any future payments on the CVR will be contingent upon a number of factors, including the achievement of certain agreed upon production, regulatory and sales milestones (calculated in accordance with the CVR agreement). If the milestones specified in the CVR agreement are not achieved for any reason within the time periods specified in the CVR agreement, no payment will be made under the CVRs and the CVRs will expire valueless. The estimates for achieving the milestone payments set out above are based on management’s production timeline for Cerezyme and Fabrazyme and their development timeline and revenue projections for Lemtrada. There can be no assurance that these projections will be achieved and therefore no assurance that the milestone payments will be achieved as estimated, or at all
     This summary of the principal terms of the CVRs is neither an offer to purchase nor a solicitation of any offer to sell any securities. Pursuant to the merger agreement between sanofi-aventis and Genzyme, sanofi-aventis is obligated to file an amended tender offer statement and a registration statement on Form F-4 to register certain securities and certain related documents and Genzyme will file a Solicitation/Recommendation Statement with respect to the exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Genzyme shareholders are urged to read the registration statement and exchange offer documents when they become available because they will contain important information that shareholders should consider before will contain important information that should be read carefully and considered before any decision is made with respect to sanofi-aventis’ revised offer or the CVRs. When available, documentation relating to the transaction may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885. Free copies of the Solicitation/Recommendation Statement will be made available by Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.
This summary of the principal terms of the CVRs does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement, a form of which is filed as Exhibit 10.1 to Genzyme’s Current Report on Form 8-K filed with the SEC on February 16, 2011. If any item in this Q&A conflicts with any provision in the CVR Agreement, the provision in the CVR Agreement shall control.